Exhibit 99.3

01Z3RB Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for TRIPLE FLAG PRECIOUS METALS CORP. Annual General and Special Meeting Meeting Date and Location: When: May 8, 2024 Where: Online at https://meetnow.global/M2XRQS2 10:00 am (Eastern Time) Triple Flag Precious Metals Corp. is using the “notice and access” procedure adopted by the Canadian Securities Administrators for the delivery of the information circular and the annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2023. Under the notice and access procedure, you are still entitled to receive a Proxy (or Voting Instruction Form) enabling you to vote at the above noted securityholders’ meeting. However, instead of receiving paper copies of the proxy materials for the above noted securityholders’ meeting, you are receiving this notice to advise that the proxy materials are available on the internet. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing paper copies of documents in large quantities. Under the notice and access procedure, proxy materials will be available for viewing for up to one year from the date that the information circular was filed on SEDAR+ and a paper copy of the material can be requested at any time during this period. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: http://www.envisionreports.com/TQFQ2024 OR www.sedarplus.com How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 29, 2024. If you do request the current materials, please note that another Voting Instruction Form/ Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 1-416-304-9741. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 303-562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-416-304-9741.

01Z3SB Fold Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Election of the Board of Directors - Business to be Transacted at the Meeting. 2. Appointment of Auditor - Business to be Transacted at the Meeting. 3. Renewal of Omnibus Equity Incentive Plan and Approval of Unallocated Awards - Business to be Transacted at the Meeting. 4. Say on Pay Resolution - Business to be Transacted at the Meeting. Annual Financial statement delivery • No Annual Report (or Annual Financial Statements) is (are) included in this mailing Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. Your proxy or vote must be received by the deadline noted on your Voting Instruction Form or Proxy. Please follow the instructions accompanying the Voting Instruction Form or Proxy you receive with respect to returning it. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING